082-03116

GREAT QUEST METALS LTD.

April 7, 2009

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

09045897

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 7, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 7, 2009

Great Quest Announces a $200,000 Loan and a $120,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that, subject to TSX Venture Exchange approval, the Company has arranged a non-interest bearing loan (the "Loan") of $200,000 and is in the process of arranging a $120,000 private placement.

Proceeds from the $200,000 loan and $50,000 of the private placement will be used as a deposit in securing the Tilemsi Phosphate Project in eastern Mali, West Africa. This includes a 36,000 tonne per year plant as well as 3 phosphate deposits, one of which has been in near-surface production. Once the funds are received in a Malian bank account, Great Quest and Mali Mining House, Great Quest's Malian partner, will resume negotiations on an agreement to acquire the project from the Malian Government. Once successful negotiations are complete, the funds will be paid to a branch of the Malian Government. The remaining proceeds of the private placement will be used for corporate purposes.

Under the terms of the $200,000 Loan, the Lenders will receive payments at the end of each month, starting on December 31, 2009 and ending on July 31, 2010, of the greater of $28,521 or an amount equal to 16% of the monthly net income of Newco until the Loan has been paid in full. Once the Loan is paid in full, the Lenders will receive an additional bonus of 16% of the net income from Newco (the company formed to hold the Tilemsi project) for three (3) years from the start of commercial production, up to a maximum of $600,000.

If the Loan has not been paid in full by July 31, 2010, Great Quest will issue to the Lenders 48,000 shares of the Company's capital stock at the end of each of 6 months from July, 2010 to December, 2010. If the Loan has not been paid in full by December 31, 2010, the balance of remaining debt will be converted into shares the Company's capital stock, at a deemed price of $0.10, at the Lender's option, and that number of shares will be issued to the Lender.

. . /2

The $120,000 private placement is comprised of 3,000,000 units priced at $0.04 with each unit consisting of one common share and one half of a transferable share purchase warrant. Each full warrant will entitle the holder to purchase one additional share in the Company's capital stock at $0.10 for a period of one year from the date of closing. A finder's fee will be paid on a portion of the private placement. All shares issued under the private placement will be subject to a four-month hold period from the date of closing.

In further news, the Company is pleased to announce the closing of the non-brokered private placement, originally announced December 31, 2008, for total proceeds of $110,000. The private placement closed with a total of 2,750,000 units priced at $0.04 with each unit consisting of one common share and one-half of a one year, transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.07 until February 27, 2010. The shares issued under this private placement are subject to a four-month hold period which expires on June 28, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties could cause actual results to vary materially from the targeted results.